UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 0-29350

VASOGEN INC.
(Translation of registrant’s name into English)

2505 MEADOWVALE BOULEVARD MISSISSAUGA, ONTARIO L5N 5S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE ENERGY INCOME FUND (Registrant)
	By:	/s/ Graham Neil
Date: August 24, 2009		Name: Graham Neil Title: Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	Material Change Report on Form 51-102F3, filed on August 24, 2009

99.2	Arrangement Agreement, dated August 14, 2009, between Cervus LP, Cervus GP Ltd and Vasogen Inc.

99.3	Arrangement Agreement, dated August 14, 2009, between Vasogen Inc., IntelliPharmaCeutics Corp. and IntelliPharmaCeutics Ltd.

99.4	Voting Agreement, dated August 14, 2009, between John Allport, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.5	Voting Agreement, dated August 14, 2009, between Peter Lacey and Vasogen Inc.

99.6	Voting Agreement, dated August 14, 2009, between IntelliPharmaCeutics Inc., IntelliPharmaCeutics Ltd. and Vasogen Inc.